Exhibit 99.1

Westport Signs Investment Agreement with Cartesian Capital Group for up to $71.3 Million in Financing

~Global private equity firm, with a strong presence in Asia and Europe, invests in Westport and the future of natural gas engines; Westport appoints new Director to the Board~

VANCOUVER, Jan. 11, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that it has entered into an agreement with Cartesian Capital Group, of New York, for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provides $17.5 million in non-dilutive capital with up to $53.8 million in additional capital contingent on reaching key milestones and establishing new investment opportunities. This financing package includes a contingent payment (derived substantially from future High Pressure Direct Injection (HPDI) product sales), a convertible debenture, non-core asset sales, and incremental funding capacity to support future product development. As part of the financing agreement, Peter Yu, Managing Partner and Founder of Cartesian, will be appointed to Westport's Board of Directors.

The investment by Cartesian includes four different tranches:

  $17.5 million immediately, in consideration for an innovative technology income streaming facility: Contingent payments to Cartesian are based on a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through 2025.
  $17.5 million in convertible debenture notes: The convertible debenture notes, expected to close upon completion of the Fuel Systems Solutions (FSYS) merger scheduled for mid-February, feature a 9% coupon, a 4.5 year term, and are convertible into newly issued shares of Westport at $2.31 per share – a 51% premium to Friday, January 8th's closing price. Fifty percent of the convertible debenture notes may be converted into equity at Westport's election if, after two years, the share price is greater than $4.62 for 20 out of 30 days and reflects more than $3 million in average daily trading volume.
  $16.3 million through the sale of assets: Westport has agreed to sell $16.3 million in assets to Cartesian, subject to final due diligence, and expects this transaction to be completed by May 30th. Details of the assets will be disclosed upon completion.
  $20 million in additional streaming capacity: Cartesian has committed up to an additional $20 million to Westport to support two or more product development ventures as may be agreed upon between the parties. The new streaming facilities would provide development funding for Westport in exchange for a contingent payment on products developed by the new ventures.
  The investment agreement also provides for Westport to receive 30% of gains realized by Cartesian if certain return thresholds are met.

"This financing creates a solid financial foundation and clear path to the commercial launch of key products," said David Demers, CEO of Westport. "It also removes any concern regarding Westport's balance sheet."

"The commitment from Cartesian signifies the importance of natural gas to the environment and ratifies that short-term energy market volatility has masked the importance of methane as a transport fuel. The natural gas engine and vehicle industry has a compelling future and Westport represents a key part of that future.  This financing will be a critical part of our success and the addition of Peter Yu to our Board of Directors will add keen financial acumen and bench strength."

"The pending merger with Fuel Systems Solutions, combined with this financing agreement, creates a formidable global force in the natural gas engine and vehicle market. With the financing behind us and the merger progressing towards completion, we can increase our focus on streamlining operations, investing in innovative technology and launching key products into attractive markets," added Demers.

"We are proud to partner with Westport as it enters into this next chapter in its development," said Peter Yu, Managing Partner and Founder of Cartesian Capital. "The company's proven technology, unmatched innovation capabilities, and world-class management will continue to lead and drive the natural gas engine industry—an industry that is essential for sustainable global growth, " said Yu. "We look forward to working with Westport's leadership on this globally compelling mission."

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About Cartesian Capital Group & Peter Yu
Cartesian Capital Group, LLC is a global private equity firm with proven expertise in assisting closely-held companies to expand internationally. Cartesian manages more than $2.4 billion in capital and has offices in New York, Sao Paulo, Shanghai, Warsaw, and Bermuda.

Prior to forming Cartesian, Peter Yu founded and served as President & Chief Executive Officer of AIG Capital Partners, Inc. ("AIGCP"), a leading private equity firm dedicated to emerging markets. Prior to founding AIGCP, Peter served President Bill Clinton as Director to the National Economic Council, the White House office responsible for developing and coordinating economic policy. A graduate of Harvard Law School, Peter served as President of the Harvard Law Review and as a law clerk on the U.S. Supreme Court. Peter holds a BA from Princeton University's Woodrow Wilson School.

This press release contains forward-looking statements, including statements regarding the qualities, performance and timing of commercialization of HPDI 2.0, the timing and completion of the referenced investment tranches, the timing for and ability to complete the referenced asset sales and additional streaming facilities,  the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 12:49e 11-JAN-16